

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2010

Mr. W. Matt Ralls
President and Chief Executive Officer
Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6189

> **Re: Rowan Companies, Inc.**
> **Form 10-K**
> **Filed March 1, 2010**
> **Response Letter Dated July 7, 2010**
> **File No. 001-05491**

Dear Mr. Ralls:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Christopher J. White
Branch Chief